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                                                                      Exhibit 13



                                     (LOGO)

CS First Boston Corporation                                  55 East 52nd Street
                                                         New York, NY 10055-0186
                                                          Telephone 212 909 2000

February 22, 1995

Board of Directors
American Maize-Products Company
250 Harbor Drive
Stamford, CT 06904

Dear Sirs:

     You have asked us to advise you with respect to the fairness to the stockholders of American Maize-Products Company (the "Company") from a financial point of view of the consideration to be received by such stockholders pursuant to the terms of the Agreement and Plan of Merger, dated as of February 22, 1995 (the "Merger Agreement"), among the Company, Eridania Beghin-Say, S.A. (the "Acquiror") and Cerestar USA, Inc. (the "Sub"). The Merger Agreement provides for the Sub to make a tender offer at $40.00 per share in cash for the Class A common stock, par value $0.80 per share (the "Class A Common Stock"), of the Company and the Class B common stock, par value $0.80 per share (the "Class B Common Stock"), of the Company (the "Offer"). The Offer will be followed by the merger (the "Merger") of the Company with the Sub pursuant to which the Company will become a wholly owned subsidiary of the Acquiror and each outstanding share of Class A Common Stock and Class B Common Stock not owned by the Sub will be converted into the right to receive $40.00 in cash.

     In arriving at our opinion, we have reviewed certain publicly available business and financial information relating to the Company and the Merger Agreement. We have also reviewed certain other information, including financial forecasts, provided to us by the Company and have met with the Company's management to discuss the business and prospects of the Company.

     We have also considered certain financial and stock market data of the Company, and we have compared that data with similar data for other publicly held companies in businesses similar to those of the Company and we have considered the financial terms of certain other business combinations and other transactions which have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant. With respect to outstanding patent and environmental litigation involving the Company for which significant damages are alleged, we have relied solely upon the judgment of the management of the Company and its counsel in such matters that the outcome of the litigation will not have a material adverse affect on the financial condition of the Company. Our opinion does not address the Company's underlying business decision to enter into the Merger Agreement.

     In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting
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                                     (LOGO)

Board of Directors
American Maize-Products Company
February 22, 1995
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the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company. In addition, we have not made an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. In connection with our engagement, we approached third parties to solicit indications of interest in a possible acquisition of the Company and held preliminary discussions with certain of these parties prior to the date hereof.

     We have acted as financial advisor to the Company and the Board of Directors in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger. We will also receive a fee for rendering this opinion.

     In the past, we have performed certain investment banking services for the Company and have received customary fees for such services. In addition, we have performed certain investment banking services for the Acquiror, including the placement in August 1994 of $164 million of notes, and have received customary fees for such services.

     In the ordinary course of our business, CS First Boston and its affiliates may actively trade the debt and equity securities of both the Company and the Acquiror for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     It is understood that this letter is for the information of the Company and the Board of Directors only. This letter does not constitute a recommendation to any stockholder as to how such stockholder should vote on the proposed Merger or whether or not such stockholder should tender shares pursuant to the Offer and is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without CS First Boston's prior written consent.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the consideration to be received by the stockholders of the Company in the Offer and the Merger is fair to such stockholders from a financial point of view.

Very truly yours,

CS FIRST BOSTON CORPORATION